UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month January 2017

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated January 10, 2017.	3

Grilols, S.A. Avinguda de Ia Generalilal152-158 08174 San! Cugal del Valles Barcelona-ESPANA Tel. [34) 935 710 500 Fax [34 ] 935 710 267 www.grifols com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of23 October, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following RELEVANTEVENT Grifols has started the refinancing process of part of its financial debt for an amount of $6.3Bn. There is a Term Loan A ("TLA") and a Term Loan B ("TLB"); the latter includes the financing of$1.7Bn for the acquisition ofHologic's donor screening unit (Relevant Event dated December 1411 ', 2016). The refmancing is fully underwritten by the following four entities: Nomura, Bank of America Merrill Lynch, Goldman Sachs and HSBC. In Barcelona, on 10 January 2017 ··' Nuria Martin Barnes Secretary to the Board of Directors TOVRheinland.. CERT ISO 14001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: January 10, 2017